Midwest @ Work Initiative

MIDWEST@WORK ECONOMIC IMPACT OF INVESTMENTS
(2016-present)

86	$2.1B	$85.0M	$4.4B	11,947

Number of Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved

$8.5B	30.3M	43,792	$1.1B	7,225

Total Economic Impact	Hours of Construction Work Generated	Total Jobs Created	State, Local and Federal Tax Revenue Generated	Low-and Moderate- Income Housing Units (60% affordable)

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of June 30, 2025. Economic impact data is in 2024 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department at 202-331-8055. Investors should read the current prospectus carefully before investing.